ARS
P.E.
12/31/01

ROYAL Annual Report | 2001


SWIVEL CASTERS
POWER YOU CAN SEE



From Concept to Consumer





ROYAL APPLIANCE MFG. CO. | Dirt Devil® | Privacy TECHNOLOGIES™

Financial Highlights



428.4
408.0
408.2
282.7
2001



.69
.65
.38
.12
2001

Royal Appliance Mfg. Co. and Subsidiaries
In thousands, except per share amounts.

Condensed Consolidated Statements of Operations

For the Years Ended December 31	2001	2000	1999	1998
Net sales	$ 428,425	$ 408,223	$ 407,984	$ 282,720
Cost of sales	325,746	315,849	304,452	208,861
Gross margin	102,679	92,374	103,532	73,859
Selling, general and administrative expenses	84,701	79,694	77,849	68,346
Charge for tooling obsolescence	— —	— —	2,621	— —
Income from operations	17,978	12,680	23,062	5,513
Interest expense, net	2,415	3,503	1,401	1,521
Receivable securitization and other expense (income), net	1,181	1,713	1,369	(140)
Income before income taxes	14,382	7,464	20,292	4,132
Income tax expense	5,058	1,525	7,610	1,606
Net income	$ 9,324	$ 5,939	$ 12,682	$ 2,526
Net income per common share—diluted	$ .65	$ .38	$ .69	$ .12
Weighted average number of common shares and equivalents outstanding	14,297	15,574	18,371	21,562

Condensed Consolidated Balance Sheets

For the Years Ended December 31	2001	2000	1999	1998
Current assets	$ 96,399	$ 94,579	$ 107,169	$ 77,344
Property, plant, equipment & other, net	44,045	43,973	44,723	40,136
Total assets	$ 140,444	$ 138,552	$ 151,892	$ 117,480
Current liabilities	$ 63,833	$ 54,694	$ 68,219	$ 47,104
Long-term debt	33,978	48,537	34,704	18,426
Deferred income taxes	4,011	4,268	4,300	5,227
Equity	38,622	31,053	44,669	46,723
Total liabilities & equity	$ 140,444	$ 138,552	$ 151,892	$ 117,480

Other Financial Data

For the Years Ended December 31	2001	2000	1999	1998
Adjusted EBITDA*	$ 33,257	$ 28,516	$ 37,579	$ 14,903
Cash flow from operations	33,448	22,254	13,144	13,606
Depreciation and amortization	15,279	15,836	11,896	9,390
Capital expenditures	13,842	13,406	18,881	10,291
Repurchase of common shares	2,886	20,065	15,150	16,240

*Adjusted EBITDA represents income from operations before depreciation, amortization, and charge for tooling obsolescence.

Shareholder Letter



Michael J. Merriman
President & Chief Executive Officer

2001 marked a new phase in the history of Royal Appliance. Even with a hyper-competitive floorcare environment and a challenging retail marketplace, we leveraged our core strengths to further build our floorcare business and to profitably launch a non-floorcare product. This allowed Royal Appliance to finish the year with record net sales of $428.4 million—exceeding the $400 million mark for the third year in a row.

In a year of tremendous uncertainty and an economic downturn, we grew sales by 5%, net income by 57%, and cash flow from operations by 50% to over $33 million. This is all the result of our commitment and ability to deliver new products quickly and successfully, *From Concept to Consumer.*

The fast and flexible business model we have developed in the floorcare business has allowed us to branch out into the consumer electronics category with the successful launch of the TeleZapper. Launched nationally in the third quarter of 2001 under our Privacy Technologies subsidiary, the TeleZapper opened the door to many exciting new business opportunities, including new relationships with several powerhouse retailers — a difficult feat in today's consolidating retail environment. In just four months on the market, the TeleZapper has become a household name and was the main contributor to our growth in net sales and profits in 2001. In its debut appearance at the 2002 Consumer Electronics Show, it received a distinguished Innovation Award for excellence in design and engineering.

We profitably began a new chapter in Company history despite increasing challenges in the floorcare business. Heightened competition, falling average retail selling prices, recent retail bankruptcies and shorter product life cycles continue to result in downward pressure on our floorcare sales mix and gross margins. Despite these negative trends, the Company remained profitable, earning $.65 per share, and solidified the foundation that will support our future growth, both within the floorcare industry, as well as in other consumer product categories including consumer electronics.

Several years ago we began laying a platform for growth. As a result, today we have a strong foundation and a solid business model in place. And we're continuing to make significant investments in our infrastructure to further support our growth strategy. In 2001, we successfully implemented Oracle 11i Enterprise Software. This new software allows us to better manage the global supply chain, retail demand, and an increasingly diverse consumer products business.

As part of our growth strategy, we continue to aggressively seek out strategic partnerships, technology licensing, and sourcing opportunities across the globe in our pursuit of unique consumer products. Earlier this year, we announced the formation of a new subsidiary, Product Launch Partners, a vehicle for inventors and consumer products companies to joint venture with us on new product launch opportunities.

The formation of Product Launch Partners positions us to benefit from the infrastructure we've built and business process improvements we've made, as well as from our proven expertise in product development, consumer-driven marketing, brand building, retail relationships, and world-class supply chain management. It is an important part of our new product innovation strategy.

In essence, Product Launch Partners formalizes what we have already been doing, forging strategic alliances with both large and small partners to bring innovative products *From Concept to Consumer* in record time.

The TeleZapper's successful launch demonstrates how we can effectively partner with entrepreneurs to bring new-to-the-world products to market. We took the TeleZapper from a prototype concept to consumers' homes in less than a year and gained significant new retail partners and distribution channels in the process. Furthermore, in 2002 we signed and announced a licensing arrangement with The Procter and Gamble Company—one of the largest consumer products entities in the world—to launch a new carpet cleaning system that will change the way consumers think about how they clean their carpets. We will introduce this product using our proven combination of direct response television to educate consumers about this new-to-the-world concept, followed by awareness building national broadcast television as it hits retail shelves in the fourth quarter of the year.

As we look forward, our commitment to the profitable growth of the Company is stronger than ever. Thanks to the success of the TeleZapper, we see more product opportunities lying before us than ever before. As a multi-category supplier, we are now viewed as a strategic vendor who can help our retail partners grow on multiple fronts.

We believe that while the future of the Company is bright, our stock remains undervalued. Since 1996, we have completed the repurchase of 11 million shares, approximately 46% of outstanding shares, and we will continue to do so as market conditions warrant. The stock repurchase program and the Company's strong cash flow have enabled us to support the stock while maintaining a strong capital position. This financial position, combined with lower capital expenditures in 2002, will allow us to continue to explore new product opportunities for growth and invest in those that leverage our core strengths and infrastructure.

Our challenge in 2002 and beyond will be not only to develop and launch, but also to find and recognize innovative proprietary new product opportunities that the consumer finds compelling and meaningful. Thanks to a recognized track record of launching new products with our retail partners, we are uniquely positioned to have the best retailers in North America help us drive our growth by giving us an early indication of their interest in participating in new product launches. This kind of retail partnership has been critical in our drive and commitment to bring innovative products *From Concept to Consumer.* To our retail partners, our people and our shareholders, thanks for having the faith in our vision of becoming a premier consumer products company.

Michael J. Merriman

March 27, 2002

Today's consumers lead busy lives. They're time-pressed and searching for ways to make life easier. We at Royal Appliance strive to recognize the needs and desires of consumers by developing innovative, quality products that offer meaningful benefits at affordable prices. That means making quality products that not only save time, but also make life a little easier. Because we all want to spend more time doing the things we truly enjoy.

This philosophy has enabled us to build brand loyalty derived from strong consumer satisfaction. Our success depends upon the continued introduction and promotion of new and innovative products. Continuous innovation and quality in our products, advertising and operations have always been the key drivers behind Royal Appliance's growth.

Simplifying Lives. Improving Lifestyles.




Dirt Devil


TELE-ZAPPER™

Taking Innovations to Market

Although we opened our doors for business just after the turn of the twentieth century, our history of innovation begins in 1937 when Royal Appliance introduced the very first hand-held vacuum, the Royal Prince. While the Company continued to make vacuum cleaners and other household appliances, it wasn't until 1984 that consumers saw the next major innovation from Royal—the Dirt Devil Hand Vac. This hand-held cleaner provided consumers with the "power of an upright in the palm of your hand." In fact, it sparked the birth of the Dirt Devil brand and changed the way consumers thought about cleaning. Six years later, we became the first to mass produce an upright vacuum with "tools on board"—again filling an unmet need and changing consumers' cleaning habits.

From Concept to Consumer pretty much describes our mission and resulting success through innovation, marketing expertise, retail partnerships and, most importantly, knowing what the consumer wants. Over the last six years we have been more aggressive in bringing unique product innovations to market that satisfy a consumer need—whether that's making cleaning faster and easier or, more recently, protecting a consumer's right to privacy.

Since the mid-1990's, we have introduced more than a dozen successful new products:

History of Innovation

1996 | Broom Vac, Ultra MVP, Ultra Hand Vac

1997 | Swivel Glide, Mop Vac, RoomMate

1998 | Vision, Broom Vac Extra, Scrub Devil

1999 | Easy Steamer, Vision with Sensor, Power Stick

2000 | Spot Scrubber, Vision Lite, Vision Canister

2001 | TeleZapper, Platinum Force product line, Scorpion





"When four GH staffers tested the TeleZapper, they went from receiving an average of seven sales calls per week to almost none."

— *Good Housekeeping*

"Annoyed consumers may welcome a new device that electronically wards off the interlopers' computer-dialed phone calls."

— *Washington Post*







By providing a steady stream of successful product innovations with meaningful features and benefits, we at Royal continue to positively impact consumers' lives.

But, shifting the paradigm from the introduction of one product every couple of years to the launch of three or more products each year required the establishment of a strong foundation—one that would support and serve as a springboard for our future growth.

Because of the successful introduction of many innovative products over the last several years and the strength of our floorcare business, we continue to make significant investments to add speed and scale to our infrastructure. We recently completed the successful implementation of a fully integrated business application system and a web-enabled collaborative global supply chain management tool. This further increases the speed and efficiency with which we design, develop and launch new products.

Even with our ever increasing speed to market, we have not sacrificed quality. Over the last three years, our quality initiatives and process improvement programs with suppliers continue to result in lower returns, despite increasing sales.


Dirt Devil
HEPA
MORE SUCTION POWER
SWIVEL CASTERS
POWER YOU CAN SEE

We've also evolved our business model to reflect our core strengths:

Innovative Product Development | We collaborated with General Electric several years ago to enhance and improve our five-phase product development process to bring unique consumer-focused products to market quickly.

Innovative Product Marketing | We pioneered the use of one and two-minute direct response television commercials to introduce consumers to and educate them about our new-to-the-world product offerings prior to the product appearing on retail shelves.

Innovative Brand Building | We leverage key elements of the marketing mix such as impactful and memorable television commercials, relationship building web initiatives and effective public relations.

Strong Relationships with Key Retail Partners | We work hand-in-hand with our retail partners on sales forecasting, point-of-sale analysis, co-managed inventory replenishment and category management.

World Class Supply Chain Management | We bring quality products from our global suppliers to our North American retailers with precision and speed.



With a scalable infrastructure in place, we are strongly positioned for future growth. As part of our growth strategy, we continue to aggressively seek strategic partnerships, technology licensing, and sourcing opportunities across the globe in our pursuit of unique consumer products. In 2002, we are once again taking this strategy to the next level. Earlier this year, we announced the formation of a new subsidiary, Product Launch Partners, a vehicle for inventors and start-up consumer products companies to joint venture on new product launch opportunities. As Product Launch Partners, we will leverage *From Concept to Consumer* expertise to streamline the manufacturing and marketing process for entrepreneurs and other small companies that may not have the breadth of tools and resources.



Even with our evolving business model, rest assured that we remain committed to our core floorcare business. As evidence of this commitment, we will introduce several new products in 2002. In addition to the new carpet cleaning system licensed from The Procter and Gamble Company, we will also expand our upright vacuum line with another bagged unit, giving those consumers who prefer a bagged upright another option from Dirt Devil. The Platinum Force Bagged Upright will feature the same proprietary center dirt path design as the Platinum Force Bagless Upright, a unit that's received the highest consumer satisfaction rating among Dirt Devil uprights. The patented center dirt path design delivers more suction power—a compelling feature for consumers who are concerned about not only the dirt they can see, but also the dirt they can't.

We will also introduce the Power Flex Stick Vac, aptly named for its unique nozzle design, which flexes from a rectangular to a triangular nozzle to fit into corners or other hard-to-reach areas, and two powerful cordless hand vacs, one under the Scorpion name and the other as part of the Platinum Force line.

And in 2002, consumers will see a new and improved TeleZapper that will be battery-powered and sleeker in design. Privacy Technologies will also introduce a TeleZapper that includes a Caller ID feature.

Focusing on Consumer Needs

It is clear that we will continue to aggressively bring new products to market. But, it doesn't matter how many product innovations we offer or how fast we bring them to market if they don't impact a consumer's life in a meaningful way.

Ingrained in our culture is the ability to listen to the consumer—to identify his or her needs and desires. We perform extensive formal and informal research to understand what problems consumers face and then determine how we can help solve them. From that research, we develop ideas and possible product concepts that are then shared with consumers to gauge their reactions. Do they find the product proposition compelling? Are the product features meaningful? Does the consumer find value in them? Will it help to make their life easier? At every stage of our product development process, from concept development to product launch, we "check in" with consumers to identify and understand what product features and benefits are meaningful to them, how the product fits into their lives, and whether or not they are truly satisfied with a product's performance. Only then can we determine if we have a compelling product proposition to offer consumers on a national basis.



Not only do we gauge consumers' reactions to a product and its features and benefits prior to a national retail launch, we also listen to what they have to say about the different ways we plan to talk about the product. In many instances, we expose consumers and seek their reactions to product names, positionings, taglines, advertising concepts and final produced advertising.

Only by listening to consumers, can we truly identify and focus on their needs.

We have a track record of success and an experienced team of people with the drive and commitment necessary to go the distance and beyond. What the mind can perceive, we can achieve and that means providing quality products to improve the quality of life. And that means all the way *From Concept to Consumer.*

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2001

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to .

Commission file number 0-19431

Royal Appliance Mfg. Co.

(Exact name of registrant as specified in its charter)

Ohio	34-1350353
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification)*
7005 Cochran Road, Glenwillow, Ohio	44139
(Address of principal executive offices)	*Zip Code*

(440) 996-2000

(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Common Shares, Without Par Value	New York Stock Exchange
(Title of Each Class)	**(Name of Each Exchange on which Registered)**

Securities Registered Pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate, by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Sec. 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

The aggregate market value of the voting shares held by non-affiliates of the Registrant, as reported on the New York Stock Exchange, based upon the closing sale price of Registrant's Common Shares on March 11, 2002, was $44,639,303. Common Shares held by each officer and director have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of outstanding shares of the Registrant's common shares as of March 11, 2002, was 13,017,352.

DOCUMENTS INCORPORATED BY REFERENCE

Applicable portions of the Proxy Statement for the Annual Meeting of Shareholders to be held on Thursday, April 25, 2002, are incorporated by reference in Part III of this form.

The Exhibit index appears on sequential page 37.

PART I

Item 1. *Business*

General

Royal Appliance Mfg. Co. ("Royal" or the "Company"), an Ohio corporation with its corporate offices in the Cleveland, Ohio metropolitan area, develops, assembles or sources and markets a full line of cleaning products for home and some for commercial use, primarily in North America under the Dirt Devil® and Royal® brand names. In 1984, the Company introduced the first in a line of Dirt Devil floorcare products, which the Company believes has become one of the largest selling lines of vacuum cleaners in the United States. The Company has used the Dirt Devil brand name recognition to gain acceptance for other Dirt Devil floorcare products. The Company continues to market certain metal vacuum cleaners for home and commercial use under the Royal brand name.

During 2001, the Company's subsidiary, Privacy Technologies, Inc. ("Privacy Technologies™") introduced the TeleZapper™ — a telephone attachment that helps block unwanted telemarketing calls and removes consumers' phone numbers from the telemarketers' computerized dialing lists.

The Company has also created Product Launch Partners, Inc. Product Launch Partners, Inc. was established as a vehicle for inventors and start-up consumer product companies to joint venture with the Company on new product launch opportunities.

The Company's business strategy is primarily focused on leveraging its distribution channels and its well-known Dirt Devil brand, where applicable, to new and innovative products both inside and outside the floorcare industry, primarily in North America. The Company's product offering consists of name brand consumer products in two business segments: Consumer Products — Floorcare and Consumer Products — Other. The Company's goal is to expand the number, visibility and volume of its products sold by retailers, as well as to increase the number of major retailers carrying its products. The Company also seeks to increase the sale of its products through independent floorcare dealers by offering dealer-exclusive product lines and cooperative promotional programs.

The Company's marketing strategy is essential to its success. The Company uses television, print, cooperative advertising and its Dirt Devil and Privacy Technologies websites to build and maintain brand awareness and consumer demand, as well as to gain shelf space for its product lines from major retailers.

Business Segments

Consumer Products — Floorcare:

The Company's Consumer Products — Floorcare business segment designs, assembles or sources, markets and distributes a full line of plastic and metal vacuum cleaners. The Company's Dirt Devil vacuum cleaners are intended for home use. The Company's metal vacuum cleaners are intended for home and commercial use.

This business segment's primary retail product lines are sold under the Dirt Devil name. The first Dirt Devil product, the Hand Vac, was introduced in 1984. The Dirt Devil line has since been expanded to include a full line of upright vacuum cleaners at various price points, both with bags and bagless, upright and hand held carpet and upholstery extractors, canister vacuum cleaners, and a full line of corded and cordless hand held vacuum cleaners. During 2001, the Dirt Devil line of products was further expanded with the introduction of Dirt Devil® Platinum Force™, a family of floorcare products that offer unique features at premium retail price points.

The Company has produced durable metal vacuum cleaners since the early 1900's. Currently, the Company markets a full line of metal upright and canister vacuum cleaners under the Royal brand name for home and commercial use exclusively through its network of independent dealers. The Company also sells accessories, carpet and upholstery cleaning solutions, attachments, refurbished cleaners and replacement parts for each of its product lines.

In order to provide the retailers with distinct product alternatives, the Company offers different Dirt Devil products in a variety of styles and colors and with various features. Major retailers currently carrying some portion of the Dirt Devil product line include Best Buy, Canadian Tire, Kmart, Sam's Club, Sears, Lowe's, Target, and WalMart. The Company also sells its Dirt Devil products through independent dealers, who primarily sell the metal line of Royal vacuum cleaners.

Consumer Products — Other:

The Company's Consumer Products — Other segment primarily represents business conducted by Privacy Technologies, Inc. and Product Launch Partners, Inc. This business segment designs, sources and distributes consumer products outside of the Company's traditional floorcare business. Currently, this segment is substantially comprised of the TeleZapper, which was introduced in the second half 2001 by Privacy Technologies, Inc. The TeleZapper is a telephone attachment that helps block unwanted telemarketing calls and removes consumers' phone numbers from telemarketers' computerized dialing lists. Major retailers currently offering the TeleZapper include Best Buy, Canadian Tire, Kmart, RadioShack, Target and Walmart. In order to optimize the value of the TeleZapper product line, the Company is exploring the possibility of licensing the TeleZapper intellectual property or an outright sale of the entire TeleZapper business.

Net Sales by Business Segment:

The following table sets forth the amounts and percentages of the Company's net sales for the three years ended December 31, 2001 for the Company's two business segments.

	2001	%	2000	%	1999	%
Consumer Products — Floorcare	$406,502	94.8%	$408,223	100.0%	$407,984	100.0%
Consumer Products — Other	21,923	5.2%	—	—	—	—
	$428,425	100.0%	$408,223	100.0%	$407,984	100.0%

For further information on business segments, see Note 13 of the Notes to the Consolidated Financial Statements.

New Products

The Company introduces new products and enhances its existing products on a regular basis for both the retail and dealer markets. In order to support its product development efforts, the Company engages in research and development activities, particularly with respect to new product engineering. The Company's engineering and product development expenditures were approximately $7.9 million, $6.8 million, and $6.3 million in 2001, 2000 and 1999, respectively.

The Company has recently formed licensing and R&D partnerships, including one with The Procter & Gamble Company to launch, in the second half of 2002, a new product to clean carpets more effectively. Additionally, the Company has licensing agreements with third parties, that license the Dirt Devil brand name for certain other cleaning products in North America and for use of the Dirt Devil brand name in other countries.

In addition to internally developing products, the Company may purchase product tooling, license product designs and patents, and outsource certain product assembly for products to be marketed under the Dirt Devil and Royal brand names or through Privacy Technologies.

Marketing and Customers

The Company markets its Dirt Devil and TeleZapper products primarily through major retailers, including mass market retailers (e.g. WalMart, Target and Kmart), electronic chains (e.g. Best Buy and RadioShack), warehouse clubs (e.g. Sam's Club), home improvement centers (e.g. Lowe's), regional chains and department stores (e.g. Ames). During 2001, WalMart (including Sam's Club), Kmart and Target accounted for approximately 31.1%, 14.3%, and 14.1% respectively, of the Company's net sales, compared to approximately 32.6%, 13.5%, and 13.1%, respectively, of the Company's net sales in 2000. These were the only customers who accounted for 10% or more of the Company's net sales during such periods. During 2001 and 2000, the Company's net sales in the aggregate to its five largest customers were 68.1% and 66.1%, respectively, of its total net sales. The loss of any of these customers or loss of their shelf space could have a significant impact on the Company's operations. The Company anticipates that the significant percentage of the Company's net sales attributable to a limited number of major retail customers will continue. The Company believes that its relations with its customers are good. The Company sells most of its products to retailers through its internal sales staff. Recently, several major retailers have experienced significant financial difficulties and some, including Kmart, have filed for protection from creditors under applicable bankruptcy laws. As of December 31, 2001, the net exposure related to Kmart as well as other customer balances for which management believes collection is doubtful was included in the calculation of allowance for doubtful accounts. The Company sells its products to certain customers that are in bankruptcy proceedings.

Since Dirt Devil and TeleZapper products are targeted to sell to the mass market, the Company believes that brand name recognition is critical to the success of these products. The Company provides advertising and promotional support for its Dirt Devil and TeleZapper products through television and cooperative advertising with retailers and believes that these promotional activities, as well as those of its major customers, affect brand name awareness and sales. The Company's cooperative advertising program is established based upon planning with its mass market retail customers. Some of the Company's advertising and promotional activities are tied to holidays and also to specific promotional activities of retailers, and historically have been higher during the Christmas shopping season. The Company's advertising and promotional expenditures are not proportional to anticipated sales. In addition, the Company has generated a small portion of its sales from consumer direct orders, primarily for accessories and new product launches, through the Company's toll-free number, websites and from direct response television infomercials.

The Company devotes considerable attention to the design and appearance of its products and their packaging in order to enhance their appeal to consumers and to stand out among other brands on retailers' shelves. In order to increase the presence of its Dirt Devil products in major retail outlets, the Company provides retailers with distinct product alternatives by offering its Dirt Devil product lines in a variety of styles and colors and with various features.

The Company also strives to meet the logistic and product merchandising needs of its retailers. The Company endeavors to have sufficient quantities of products in stock in order to process and fill orders in a timely manner. Since orders are typically shipped within 10 days of the receipt of a purchase order, the Company does not have a significant order backlog. The Company permits cancellation of orders up to 72 hours prior to shipment.

The Company's line of metal vacuum cleaners is sold exclusively through a network of independent vacuum cleaner dealers. As part of its effort to support its independent dealer network, the Company has attempted to meet independent dealers' needs for distinctive product offerings not available to mass merchants. The Company's metal product lines are targeted at consumers and commercial customers who are interested in purchasing more durable and higher quality vacuum cleaners. The Company focuses its promotional activities with its independent dealers on cooperative advertising.

Many of the Company's independent dealers also provide warranty service for Royal and Dirt Devil products. This allows the consumer to have prompt access to local service outlets and is an important component of the Company's efforts to be responsive to consumers. The Company's products are generally sold with a one to six-year limited warranty.

The Company has generally accepted over-the-counter product returns from its retail customers reflecting the retailers' customer return policies.

Each of the Company's products has a toll-free number printed on it that consumers may use to contact a Company customer service representative. Through its customer service computer system, the Company can provide a prompt response to consumer inquiries concerning the availability of its products and service dealers in the consumer's vicinity.

Competition

The Company's Consumer Products — Floorcare business segment's most significant competitors are Hoover, Eureka and Bissell in the upright vacuum and carpet shampooer markets and, Black & Decker and Euro Pro in the hand-held market. Many of these competitors and several others are subsidiaries or divisions of companies that are more diversified and have greater financial resources than the Company. The Company believes that the domestic vacuum cleaner industry is a mature industry with modest annual growth in many of its products but with a decline in certain other products. Competition is dependent upon price, quality, extension of product lines, and advertising and promotion expenditures. Additionally, competition is influenced by innovation in the design of replacement models and by marketing and approaches to distribution. The Company experiences extensive competition, including price pressure and increased advertising by its competitors, in all product lines within the Consumer Products — Floorcare segment. These trends are expected to continue into 2002.

Trademarks and Patents

The Company holds numerous trademarks registered in the United States and foreign countries for various products. The Company has registered trademarks in the United States and a number of foreign countries for the Dirt Devil, Royal, TeleZapper, and other names and logos, which are used in connection with the sale of its vacuum cleaners, consumer electronics and other products and accessory parts. The Company considers both the Dirt Devil and TeleZapper trademarks to be of considerable value and critical to its business. No challenges to its rights to these trademarks have arisen and the Company has no reason to believe that any such challenges will arise in the future.

The Company holds or licenses the use of numerous domestic and international patents, including design patents and processes. The Company may also license its trademarks and patents. The Company believes that its product lines in the Consumer Products — Floorcare segment are generally not dependent upon any single patent or group of patents. Within the Consumer Products — Other segment, the primary product line, the TeleZapper, is dependent upon a limited number of patents for that product.

Seasonality

The Company believes that a significant percentage of certain of its products are given as gifts and therefore, sell in larger volumes during the Christmas and other holiday shopping seasons. Because of the Company's continued dependency on its major customers, the timing of purchases by these major customers and the timing of new product introductions cause quarterly fluctuations in the Company's net sales. As a consequence, results in prior quarters are not necessarily indicative of future results of operations.

Production

The Company currently assembles certain products in its facilities located in the Cleveland, Ohio metropolitan area. The products that are not assembled in Northeast Ohio have been outsourced to global third party contract manufacturers. Unlike many of its competitors, the Company does not manufacture component parts for its products. Component parts for the Company's products are manufactured by suppliers, frequently using molds and tooling owned by the Company and built to its specifications. Since the Company's production operations are currently limited to final assembly, it believes that its fixed costs are lower than many of its competitors. The Company also believes that this lack of vertical integration and the use of third party contract manufacturers has provided increased flexibility in the introduction and modification of products.

The Company's engineering department is primarily responsible for the design and testing of its products. The Company has computer-aided design systems to assist its engineers in developing new products and modifying existing products. The Company also retains outside design firms to assist its engineers in designing new products. In addition to internally developing products, the Company may purchase tooling, license intellectual property, or otherwise sell products produced by others to the Company's specifications which may be marketed under the Dirt Devil and Royal brand names or through Privacy Technologies.

A majority of the raw materials purchased by the Company are component parts, such as motors, bags, cords, and plastic parts, which are available from multiple suppliers. The amount of time required by suppliers to fill orders released by the Company varies from 1 to 3 months for sourced finished goods, and days to several weeks for component parts. The Company does not believe that it is dependent on any single source for any significant portion of its raw material or component purchases. The Company believes that it has good relationships with its suppliers and contract manufacturers and has not experienced any significant raw material or component shortages.

Employees

As of December 31, 2001, the Company employed approximately 670 full-time employees. In addition, the Company generally utilizes temporary personnel during the period when the Company is responding to its peak selling season. During 2001, the peak temporary personnel level reached approximately 260. The Company's employees are not represented by any labor union. The Company considers its relations with its employees to be good.

The Company also has in effect a severance compensation plan that provides for a severance payment to full-time employees, based on years of employment, if within thirty-six months after a change-in-control of the Company their employment is terminated for any reason other than death, permanent disability, voluntary retirement or for cause. Executives who receive payments pursuant to change-in-control and other employment arrangements will not receive duplicative severance payments under the severance compensation plan.

Governmental Regulation

The Company's facilities are subject to numerous federal, state and local laws and regulations designed to protect the environment from waste, emissions, and from hazardous substances. The Company is also subject to the Federal Occupational Safety and Health Act and other laws and regulations affecting the safety and health of employees in its facilities. The Company is not a party to any investigation or litigation by the Environmental Protection Agency or any state environment agency. The Company believes that it is in compliance, in all material respects, with applicable environmental and occupational safety regulations.

Item 2. *Properties*

On December 31, 2001, the Company and its subsidiaries owned or leased the material properties listed on the following table:

Location and Address	Approximate Square Footage Owned	Approximate Square Footage Leased	Lease Expirations (excluding renewals)	Function
7005 Cochran Road ..... Glenwillow, Ohio	—	458,000	07/15	Distribution Center & Corporate Headquarters
1340 East 289th Street ... Wickliffe, Ohio(1)	106,000	—	11/11	Assembly and Refurb Operations
8120 Tyler Blvd. .... Mentor, Ohio	300,000	—	N/A	Assembly, Shipping and Warehouse
1350 Rockefeller .... Wickliffe, OH(2)	—	147,000	05/02	Assembly
3951 East Earlstone ..... Ontario, CA	—	140,400	06/06	Distribution Center

(1) This leased property is reflected as owned because it contains a bargain purchase option of $1. For further description, see Note 4 of Notes to Consolidated Financial Statements.

(2) The Company intends to vacate this facility at the end of the lease term and transfer operations to the 8120 Tyler Blvd., Mentor, Ohio facility.

Item 3. *Legal Proceedings*

The Hoover Company (Hoover) filed a lawsuit in federal court, in the Northern District of Ohio (case #1:00cv 0347), against the Company on February 4, 2000, under the patent, trademark, and unfair competition laws of the United States. The Complaint asserts that the Company's Dirt Devil Easy Steamer infringes certain patents held by Hoover. Hoover seeks damages, injunction of future production, and legal fees. The Company is vigorously defending the suit and believes that it is without merit. If Hoover were to prevail on all of its claims, it could have a material adverse effect on the consolidated financial position, results of operations, or cash flows of the Company.

The Company filed a lawsuit in federal court, in the Northern District of Ohio (case #1:01cv 2775), against The Hoover Company (Hoover) on December 10, 2001, under the patent, trademark, and unfair competition laws of the United States. The Complaint asserts that Hoover infringes certain patents relating to bagless technology held by the Company. The Company seeks damages, injunction on future production, and legal fees.

The Company filed a lawsuit in federal court, in the Northern District of Ohio (case #1:02cv 0338), against Bissell Homecare, Inc. (Bissell) in 2002, under the patent, trademark, and unfair competition laws of the United States. The Complaint asserts that Bissell infringes certain patents relating to bagless technology held by the Company. The Company seeks damages, injunction on future production, and legal fees.

Bissell Homecare, Inc. (Bissell) filed a lawsuit in federal court, in the Western District of Michigan (case 1:02cv 0142), against the Company in 2002, under the patent, trademark, and unfair competition laws of the United States. The Complaint asserts that the Company's Dirt Devil Easy Steamer and Platinum Force Extractor infringes certain patents held by Bissell. Bissell seeks damages, injunction of future production, and legal fees. The Company is vigorously defending the suit and believes that it is without merit. If Bissell were to prevail on all of its claims, it could have a material adverse effect on the consolidated financial position, results of operations, or cash flows of the Company.

The Company is involved in various other claims and litigation arising in the normal course of business. In the opinion of management, the ultimate resolution of these actions will not materially affect the consolidated financial position, results of operations, or cash flows of the Company.

Item 4. *Submission of Matters to a Vote of Security Holders*

None

Executive Officers of the Registrant

Set forth below is certain information with respect to the named executive officers of the Company.

Name	Age	Position and Offices with the Company
Michael J. Merriman	45	President and Chief Executive Officer
Richard C. Farone	38	Executive Vice President — Sales, Marketing & Engineering
Richard G. Vasek	37	Chief Financial Officer, Vice President — Finance and Secretary
David M. Brickner	35	Vice President — Operations

The following is a brief account of the business experience during the past five years of each such executive officer:

Michael J. Merriman was appointed Chief Executive Officer and President in 1995 and Director in October 1993.

Richard C. Farone has been Executive Vice President — Sales, Marketing & Engineering since December 2000. Since 1987, he has served in several different roles in the Company's marketing and new products areas, most recently as Vice President — Product Development.

Richard G. Vasek was appointed Chief Financial Officer and Vice President — Finance in September 1998, and Secretary in January 1996. From February 1992 until his appointment as Chief Financial Officer and Vice President — Finance he served as the Company's Corporate Controller.

David M. Brickner has been Vice President — Operations since 2001. Prior to that, he was Vice President — Manufacturing from December 1998 to 2001. Since 1988, he has served in several different roles in the Company's engineering, purchasing, and sourced products areas.

PART II

Item 5. *Market for the Company's Common Equity and Related Shareholder Matters*

The Company's common shares are quoted on the New York Stock Exchange (NYSE) under the symbol "RAM". The following table sets forth, for the periods indicated, the high and low sales price for the Company's Common Shares as reported by the New York Stock Exchange.

	Year Ended December 31,			
	2001		2000	
	High	Low	High	Low
Quarters:				
First	$4.75	$3.85	$6.00	$4.37
Second	$6.10	$3.15	$6.44	$4.62
Third	$6.61	$3.57	$6.87	$4.94
Fourth	$5.55	$4.00	$5.94	$3.44

The Company has not declared or paid any cash dividends and currently intends not to pay any cash dividends in 2002. The Board of Directors intends to retain earnings, if any, to support the operations, growth of the business and to fund the stock repurchase program. The Company's current credit agreement prohibits the payment of cash dividends and permits additional stock repurchases up to $40 million, of which $23.0 million was utilized through December 31, 2001, in accordance with the stock repurchase programs (see Notes 3 and 11 of the Notes to the Company's Consolidated Financial Statements).

On March 11, 2002, there were approximately 900 shareholders of record of the Company's Common Shares, as reported by National City Corporation, the Company's Registrar and Transfer Agent, which maintains its corporate offices at National City Center, Cleveland, Ohio 44101-0756.

Item 6. *Selected Consolidated Financial Data*

The following table sets forth selected consolidated financial data of the Company. The selected Consolidated Statements of Operations and Consolidated Balance Sheet data for each of the five years during the period ended December 31, 2001, are derived from the audited Consolidated Financial Statements of the Company. Prior period amounts have been reclassified to conform to the 2001 presentation. The data presented below should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere herein.

	Year Ended December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands, except per share amounts)				
Consolidated Statements of Operations:					
Net sales	$428,425	$408,223	$407,984	$282,720	$325,417
Cost of sales	325,746	315,849	304,452	208,861	229,469
Gross margin	102,679	92,374	103,532	73,859	95,948
Selling, general and administrative expenses	84,701	79,694	77,849	68,346	73,319
Charge for tooling obsolescence	—	—	2,621	—	—
Income from operations	17,978	12,680	23,062	5,513	22,629
Interest expense, net	2,415	3,503	1,401	1,521	1,412
Receivable securitization and other expense (income), net	1,181	1,713	1,369	(140)	1,033
Income before taxes	14,382	7,464	20,292	4,132	20,184
Income tax expense	5,058	1,525	7,610	1,606	7,777
Net income	$ 9,324	$ 5,939	$ 12,682	$ 2,526	$ 12,407
Basic Earnings per Share					
Weighted average number of common shares outstanding (in thousands)	13,731	15,083	18,155	21,368	23,553
Earnings per share	$ .68	$ .39	$ .70	$ .12	$ .53
Diluted Earnings per Share					
Weighted average number of common shares and equivalents outstanding (in thousands)	14,297	15,574	18,371	21,562	23,944
Earnings per share	$ .65	$ .38	$ .69	$ .12	$ .52
Consolidated Balance Sheet Data (at end of period)					
Working capital	$ 32,566	$ 39,885	$ 38,950	$ 30,240	$ 32,486
Total assets	140,444	138,552	151,892	117,480	134,947
Long-term debt	33,978	48,537	34,704	18,426	13,672
Shareholders' equity	38,622	31,053	44,669	46,723	60,219

Item 7. *Management's Discussion and Analysis of Results of Operations and Financial Condition*

Critical Accounting Policies and Estimates

Management's discussion and analysis of its financial position and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Management believes that the critical accounting policies and areas that require the most significant judgments and estimates to be used in the preparation of the consolidated financial statements are revenue recognition including customer based programs and incentives, allowance for doubtful accounts, useful lives of tooling and other long lived assets and accrued warranty and customer returns.

Revenue Recognition — The Company's revenue recognition policy is to recognize revenues when products are shipped. All sales are final upon shipment of product to the customer. The Company records estimated reductions to net sales for customer programs and incentive offerings including pricing arrangements, promotions and other volume based incentives. If market conditions were to soften, the Company may take actions to increase customer incentives, possibly resulting in a reduction of net sales and gross margins at the time the incentive is offered.

Allowance for Doubtful Accounts — The Company maintains an allowance for trade accounts receivable for which collection on specific customer accounts is doubtful. In determining collectibility, management reviews available customer financial statement information, credit rating reports as well as other external documents and public filings. When it is deemed probable that a specific customer account is uncollectible, that balance is included in the reserve calculation. Actual results could differ from these estimates under different assumptions.

Useful Lives of Tooling — The Company capitalizes the cost of tooling used in the production of its products by third party suppliers and global contract manufacturers. The tooling is depreciated on a straight-line basis over 2 – 4 years, based on the nature of the product and the estimated product life cycle. The useful lives are reviewed on a quarterly basis by management and useful lives may be shortened if needed. In determining whether or not shortening of useful lives is required, management reviews retail sell-through data, forecast demands and the timeframe of new product introductions.

Accrued Warranty and Customer Returns — The Company's return policy is to replace, repair or issue credit for product under warranty. Returns received during the current period are expensed as received and a reserve is maintained for future returns from current shipments. Management calculates the reserve utilizing historical return rates by product family. These rates are reviewed and adjusted periodically. Management utilizes judgment for estimating return rates of new products and adjusts those estimates as actual results become available.

The following table sets forth, for the years indicated, the percentages of net sales of certain items in the Consolidated Statements of Operations and the percentage change in such items as compared to the indicated prior year.

	Year Ended December 31,			Year to Year Increases (Decreases)	
	2001	2000	1999	2001 vs. 2000	2000 vs. 1999
	(In thousands, except per share amounts)				
Net sales	100.0%	100.0%	100.0%	4.9%	0.1%
Cost of sales	76.0	77.4	74.6	3.1	3.7
Gross margin	24.0	22.6	25.4	11.2	(10.8)
Selling, general and administrative expenses	19.8	19.5	19.0	6.3	2.4
Charge for tooling obsolescence	—	—	0.7	—	N/M
Income from operations	4.2	3.1	5.7	41.8	(45.0)
Interest expense, net	0.6	0.9	0.4	(31.1)	150.0
Receivable securitization and other expense (income), net	0.2	0.4	0.3	(31.1)	25.1
Income before income taxes	3.4%	1.8%	5.0%	92.3%	(63.2)%

2001 vs. 2000

Net sales for 2001 were $428,425, an increase of 4.9% from 2000. The increase in sales for 2001 was attributable to the shipments of the TeleZapper, which was introduced during the third quarter of 2001. These sales increases were partially offset by lower sales of certain product lines within the Consumer Products — Floorcare segment including Dirt Devil canisters and stick vacuums. Overall sales to the top 5 customers for 2001 (all of which are major retailers) accounted for approximately 68.1% of net sales as compared with approximately 66.1% in 2000. The Company believes that its dependence on sales to its largest customers will continue. Recently, several major retailers have experienced significant financial difficulties and some, including Kmart, have filed for protection from creditors under applicable bankruptcy laws. As of December 31, 2001, the net exposure related to Kmart as well as other customer balances for which management believes collection is doubtful was included in the calculation of allowance for doubtful accounts. The Company sells its products to certain customers that are in bankruptcy proceedings.

Gross margin, as a percent of net sales, increased from 22.6% for 2000 to 24.0% in 2001. The gross margin percentage was positively affected in 2001 primarily by shipments of the TeleZapper. The increase was partially offset by competitive pressure resulting in lower selling prices and margins on various floorcare products.

Selling, general and administrative expenses for 2001 were $84,701, an increase of 6.3% from 2000. Selling, general and administrative expenses increased as a percentage of net sales from 19.5% in 2000 to 19.8% in 2001. The dollar increase is primarily attributable to employee compensation and related benefits, higher professional fees associated with litigation (see Note 5 of the Company's Consolidated Financial Statements), bad debt expense primarily associated with the bankruptcy filing by Kmart, and expenses associated with upgrades to the Company's information technology systems.

Interest expense for 2001 was $2,415, a decrease of 31.1% from 2000. The decrease in interest expense resulted from a lower effective borrowing rate combined with lower levels of variable rate borrowings to finance working capital, share repurchases, and capital expenditures.

Receivable securitization and other expense (income), net principally reflects the cost of the Company's trade accounts receivable securitization program and foreign currency transaction gains or losses related to the Company's North American assets. The decrease during 2001 was due to lower receivable securitization expense associated with a lower effective borrowing rate and reduced foreign currency transaction losses on Canadian sales activity.

Due to the factors discussed above, the Company had income before income taxes for 2001 of $14,382 as compared to income before income taxes for 2000 of $7,464. The components of the Company's effective income tax expense rate of 35.2% are described in Note 6 of the Company's Consolidated Financial Statements.

2000 vs. 1999

Net sales for 2000 were $408,223, an increase of 0.1% from 1999. Increased unit and dollar volume shipments of the Dirt Devil Easy Steamer™ (which was introduced in mid 1999) and the Dirt Devil Spot Scrubber™ (which was introduced in mid 2000) offset lower sales of certain other product lines including the Company's line of upright vacuums and the Dirt Devil Broom Vac™. Overall sales to the top 5 customers for 2000 (all of which are major retailers) accounted for approximately 66.1% of net sales as compared with approximately 67.1% in 1999.

Gross margin, as a percent of net sales, decreased from 25.4% for 1999 to 22.6% in 2000. The gross margin percentage was negatively affected in 2000 primarily by heightened competition resulting in lower margins on various products, higher depreciation expense on tooling for certain product lines due to shortened expected useful lives and inventory obsolescence charges related primarily to the discontinued corded Mop Vac product.

Selling, general and administrative expenses for 2000 were $79,694, an increase of 2.4% from 1999. Selling, general and administrative expenses increased as a percentage of net sales from 19.0% in 1999 to 19.5% in 2000. The dollar increase is primarily due to increases in employee related benefit expenses, professional services associated with litigation and increased engineering and product development expenses associated with new product introductions.

Interest expense for 2000 was $3,503, an increase of 150.0% from 1999. The increase in interest expense resulted primarily from a higher effective borrowing rate combined with higher levels of variable rate borrowings to finance working capital, capital expenditures, the balloon payment made on fixed rate debt on one of the Company's facilities and share repurchases.

Receivable securitization and other expense (income), net principally reflects the cost of the Company's trade accounts receivable securitization program and foreign currency transaction gains or losses related to the Company's North American assets. The increase during 2000 was due to higher receivable securitization expense associated with a higher effective borrowing rate and foreign currency transaction losses on Canadian sales activity.

Due to the factors discussed above, the Company had income before income taxes for 2000 of $7,464, as compared to income before income taxes for 1999 of $20,292. The components of the Company's effective income tax expense rate of 20.4% are described in Note 6 of the Company's Consolidated Financial Statements.

Liquidity and Capital Resources

The Company has used cash generated from operations to fund its working capital needs, capital expenditures and share repurchases. Working capital was $32,566 at December 31, 2001, a decrease of 18.3% over the December 31, 2000 level. Current assets increased by $1,820 reflecting in part a $5,337 increase of inventories partially offset by a $6,111 decrease of trade accounts receivable. Current liabilities increased by $9,139 reflecting a $5,224 increase in trade accounts payable, $3,903 increase of accrued salaries, benefits, and payroll taxes, a $1,370 increase of accrued income taxes, partially offset by a $1,907 decrease of accrued advertising and promotion.

In 2001, the Company utilized $13,842 of cash for capital expenditures, including approximately $4,600 for tooling related to the new Dirt Devil Platinum Force line of products which includes a bagless upright, full size extractor, corded hand vac, bagged upright and bagless stick vac and approximately $4,800 for computer equipment and software and consulting services, primarily related to the Oracle ERP implementation and other information technology upgrades.

At December 31, 2001, the Company had a reducing collateralized revolving credit facility with availability of up to $72,000 and a maturity date of March 7, 2003. Under the agreement, pricing options of the bank's base lending rate and LIBOR rate are based on a formula, as defined. In addition, the Company pays a commitment fee based on a formula, as defined, on the unused portion of the facility. The revolving credit facility contains covenants which require, among other things, the achievement of minimum net worth levels and the maintenance of certain financial ratios. The Company was in compliance with all applicable covenants as of December 31, 2001. The revolving credit facility is collateralized by the assets of the Company and prohibits the payment of cash dividends. As long as the Company remains in compliance with all covenants, the revolving credit facility permits additional share repurchases up to $40,000, of which $22,952 was utilized through December 31, 2001. The Company's effective interest rate was 7.34% and 9.28% for 2001 and 2000, respectively.

The Company also utilizes a revolving trade accounts receivable securitization program to sell without recourse, through a wholly-owned subsidiary, certain trade accounts receivable. Under the program, the maximum amount allowed to be sold at any given time through December 31, 2001, was $35,000. At December 31, 2001 and 2000, the Company had received approximately $24,700 and $19,200, respectively, from the sale of trade accounts receivable that has not yet been collected. The proceeds from the sales were used to reduce borrowings under the Company's revolving credit facility. Costs of the program, which primarily consist of the purchaser's financing cost of issuing commercial paper backed by the receivables, totaled $993, $1,559, and $1,281 in 2001, 2000 and 1999, respectively, and have been classified as Receivable securitization and other expense (income), net in the accompanying Consolidated Statements of Operations. The Company's effective borrowing rate under this program was 5.42%, 7.56% and 6.51% for 2001, 2000, and 1999, respectively. The Company, as agent for the purchaser of the receivables, retains collection and administrative responsibilities for the purchased receivables. Additionally, the program contains covenants which the Company was in compliance with as of December 31, 2001.

In February 2000, the Company's Board of Directors authorized a common share repurchase program that enabled the Company to purchase, in the open market and through negotiated transactions, up to an additional 4,250 of its outstanding common shares. The Company completed the program repurchasing 3,289 shares for an aggregate purchase price of $20,065 in February 2001. In April 2001, the Company's Board of Directors authorized another common share repurchase program that enables the Company to purchase, in the open market and through negotiated transactions, up to an additional 3,400 of its outstanding common shares. As of March 11, 2002, the Company has repurchased approximately 1,052 for an aggregate purchase price of $5,250 under the program that expires in December 2002.

The following tables present total contractual obligations and other commercial commitments of the Company as of December 31, 2001:

	Payments Due by Year			
Contractual Obligations	Total	2002	2003-2006	Thereafter
Long-Term Debt — Revolver	$32,000	$ —	$32,000(a)	$ —
Capital Lease Obligations	3,061	235	1,264	1,562
Operating Leases	26,640	3,419	9,783	13,438
Total Contractual Cash Obligations	$61,701	$3,654	$43,047	$15,000

Other Commercial Commitments	Amount of Commitment Expiration Per Year			
	Total Amounts Committed	2002	2003-2006	Thereafter
Standby Letters of Credit	$1,562	$1,250	$—	$312
Other Commercial Commitments	7,300	7,300	—	—
Total Commercial Commitments	$8,862	$8,550	$—	$312

(a) The existing revolving credit facility has a maturity date of March 2003. The Company is in negotiations with its bank group to renew and extend the revolving line of credit for a three year period beginning April 1, 2002.

The Company believes that cash generated by operations along with its revolving credit facilities will be sufficient to provide for the Company's anticipated working capital and capital expenditure requirements for the next twelve months, as well as additional stock repurchases, if any.

Quarterly Operating Results (unaudited)

The following table presents certain unaudited consolidated quarterly operating information for the Company and includes all adjustments that the Company considers necessary for a fair presentation of such information for the interim periods.

	Three Months Ended							
	Dec. 31, 2001	Sept. 30, 2001	June 30, 2001	March 31, 2001	Dec. 31, 2000	Sept. 30, 2000	June 30, 2000	March 31, 2000
Net sales	$130,730	$112,726	$80,447	$104,522	$126,549	$96,129	$82,075	$103,470
Gross margin	36,157	27,684	16,204	22,634	31,690	21,778	15,451	23,455
Net income (loss)	3,773	4,085	(708)	2,174	3,018	3,345	(1,504)	1,080
Net income (loss) per share — diluted(a)	$ 0.27	$ 0.29	$ (0.05)	$ 0.15	$ 0.21	$ 0.22	$ (0.10)	$ 0.06

(a) The sum of 2001 and 2000 quarterly net income (loss) per common share does not equal annual net income per common share due to the change in the weighted average number of common shares outstanding due to share repurchases.

The Company believes that a significant percentage of certain of its products are given as gifts and therefore sell in larger volumes during the Christmas and other holiday shopping seasons. Because of the Company's continued dependency on its major customers, the timing of purchases by these major customers and the timing of new product introductions causes quarterly fluctuations in the Company's net sales. As a consequence, results in prior quarters are not necessarily indicative of future results of operations.

Other

The Company's Consumer Products — Floorcare segment's most significant competitors are Hoover, Eureka and Bissell in the upright vacuum and carpet shampooer markets and, Black & Decker and Euro Pro in the hand-held market. Most of these competitors and several others are subsidiaries or divisions of companies that are more diversified and have greater financial resources than the Company. The Company believes that the domestic vacuum cleaner industry is a mature industry with modest annual growth in many of its products but with a decline in certain other products. Competition is dependent upon price, quality, extension of product lines, and advertising and promotion expenditures. Additionally, competition is influenced by innovation in the design of replacement models and by marketing and approaches to distribution. The Company experiences extensive competition, including price pressure and increased advertising by its competitors, in all product lines within the Consumer Products-Floorcare segment. These trends are expected to continue into 2002.

Inflation

The Company does not believe that inflation by itself has had a material effect on the Company's results of operations. However, as the Company experiences price increases from its suppliers, which may include increases due to inflation, retail pressures may prevent the Company from increasing its prices.

Accounting Standards

The Company implemented Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, in the first quarter of 2001. The implementation of SFAS No. 133 did not have a material impact on its consolidated financial position, results of operations, or cash flows.

The Company is required to implement the following new accounting pronouncements during the first quarter of 2002:

SFAS No. 141, *"Business Combinations"* — This statement requires that all business combinations be accounted for under a single method, the purchase method. Use of the pooling-of-interests method is no longer permitted.

SFAS No. 142, *"Goodwill and Other Intangible Assets"* — This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets, and in summary discontinues the amortization of goodwill and other intangibles with indefinite lives.

SFAS No. 143, *"Accounting for Asset Retirement Obligations"* — This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.

SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"* — This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets.

The Company expects that the implementation of the above standards will not have a material impact on its consolidated financial position, results of operations or cash flows.

Forward Looking Statements

Forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. Potential risks and uncertainties include, but are not limited to: the financial strength of the retail industry particularly in the major mass retail channel; the impact of Kmart's recent bankruptcy filing on Royal's future sales and earnings; the competitive pricing and aggressive product development environment within the floorcare industry; the impact of private-label programs by mass retailers; the cost and effectiveness of planned advertising, marketing and promotional campaigns; the success at retail and the continued acceptance by consumers of the Company's new products, including the Company's bagless uprights, carpet shampooers, and its first consumer electronics product, the TeleZapper™, the dependence upon the Company's ability to continue to successfully develop and introduce innovative products; the uncertainty of the Company's global suppliers to continuously supply sourced finished goods and component parts; and general business and economic conditions

Item 7a. *Quantitative and Qualitative Disclosure About Market Risk*

The Company sells a small portion of its products in various global markets. As a result, the Company's cash flow and earnings are exposed to fluctuations in foreign currency exchange rates relating to receipts from customers and payments to service providers in foreign currencies. As a general policy, the Company has hedged certain foreign currency commitments of future payments and receipts by purchasing foreign currency-forward contracts. As of December 31, 2001, there were no such contracts outstanding. The majority of the Company's receipts and expenditures are contracted in U.S. dollars, and the Company does not consider the market risk exposure relating to currency exchange to be material at this time.

Item 8. *Financial Statements and Supplementary Data*

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of
Royal Appliance Mfg. Co.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Royal Appliance Mfg. Co. and its Subsidiaries (the "Company") at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

Cleveland, Ohio
February 11, 2002

ROYAL APPLIANCE MFG. CO. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2001	December 31, 2000
	(Dollars in thousands)	
ASSETS		
Current assets:		
Cash	$ 3,421	$ 704
Trade accounts receivable, less allowance for doubtful accounts of $3,000 and $1,300 at December 31, 2001 and 2000, respectively	35,986	42,097
Inventories	50,807	45,470
Refundable and deferred income taxes	4,549	4,735
Prepaid expenses and other	1,636	1,573
Total current assets	96,399	94,579
Property, plant and equipment, at cost:		
Land	1,541	1,541
Buildings	7,777	7,777
Molds, tooling, and equipment	52,031	48,650
Furniture, office and computer equipment, and software	12,154	12,721
Assets under capital leases	3,171	3,171
Leasehold improvements and other	7,456	5,067
	84,130	78,927
Less accumulated depreciation and amortization	(46,556)	(37,119)
	37,574	41,808
Computer software and tooling deposits	4,405	807
Other	2,066	1,358
Total assets	$140,444	$138,552
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Trade accounts payable	$ 27,433	$ 22,209
Accrued liabilities:		
Advertising and promotion	11,196	13,103
Salaries, benefits, and payroll taxes	7,258	3,355
Warranty and customer returns	9,950	9,800
Income taxes	1,370	—
Other	6,479	6,091
Current portions of capital lease obligations and notes payable	147	136
Total current liabilities	63,833	54,694
Revolving credit agreement	32,000	46,400
Capitalized lease obligations, less current portion	1,978	2,137
Total long-term debt	33,978	48,537
Deferred income taxes	4,011	4,268
Total liabilities	101,822	107,499
Commitments and contingencies (Note 4 and 5)	—	—
Shareholders' equity:		
Serial preferred shares; authorized — 1,000,000 shares; none issued and outstanding	—	—
Common shares, at stated value; authorized — 101,000,000 shares; issued 25,829,452 and 25,509,152 at December 31, 2001 and 2000, respectively	214	212
Additional paid-in capital	44,167	43,038
Retained earnings	70,489	61,165
	114,870	104,415
Less treasury shares, at cost (12,365,700 and 11,780,500 shares at December 31, 2001 and 2000, respectively)	(76,248)	(73,362)
Total shareholders' equity	38,622	31,053
Total liabilities and shareholders' equity	$140,444	$138,552

The accompanying notes are an integral part of these financial statements.

ROYAL APPLIANCE MFG. CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	2001	2000	1999
	(Dollars in thousands, except per share amounts)		
Net sales	$428,425	$408,223	$407,984
Cost of sales	325,746	315,849	304,452
Gross margin	102,679	92,374	103,532
Selling, general and administrative expenses	84,701	79,694	77,849
Charge for tooling obsolescence	—	—	2,621
Income from operations	17,978	12,680	23,062
Interest expense, net	2,415	3,503	1,401
Receivable securitization and other expense (income), net	1,181	1,713	1,369
Income before income taxes	14,382	7,464	20,292
Income tax expense	5,058	1,525	7,610
Net income	$ 9,324	$ 5,939	$ 12,682
Basic			
Weighted average number of common shares outstanding (in thousands)	13,731	15,083	18,155
Earnings per share	$ .68	$ .39	$ .70
Diluted			
Weighted average number of common shares and equivalents outstanding (in thousands)	14,297	15,574	18,371
Earnings per share	$ .65	$ .38	$ .69

The accompanying notes are an integral part of these financial statements.

ROYAL APPLIANCE MFG. CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Shares		Additional Paid-in	Retained	Treasury Shares		Total Shareholders'
	Number	Amount	Capital	Earnings	Number	Amount	Equity
	(Dollars in thousands, except share amounts)						
Balance at December 31, 1998	25,347,924	$211	$42,115	$42,544	5,726,400	$(38,147)	$ 46,723
Shares issued from stock option plan	116,428	1	413				414
Purchase of treasury shares					2,764,600	(15,150)	(15,150)
Net income				12,682			12,682
Balance at December 31, 1999	25,464,352	212	42,528	55,226	8,491,000	(53,297)	44,669
Compensatory effect of stock options			361				361
Shares issued from stock option plan	44,800		149				149
Purchase of treasury shares					3,289,500	(20,065)	(20,065)
Net income				5,939			5,939
Balance at December 31, 2000	25,509,152	212	43,038	61,165	11,780,500	(73,362)	31,053
Compensatory effect of stock options			586				586
Shares issued from stock option plan	320,300	2	543				545
Purchase of treasury shares					585,200	(2,886)	(2,886)
Net income				9,324			9,324
Balance at December 31, 2001	25,829,452	$214	$44,167	$70,489	12,365,700	$(76,248)	$ 38,622

The accompanying notes are an integral part of these financial statements.

ROYAL APPLIANCE MFG. CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2001	2000	1999
	(Dollars in thousands)		
Cash flows from operating activities:			
Net income	$ 9,324	$ 5,939	$ 12,682
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	15,279	15,836	11,896
Charge for tooling obsolescence	—	—	2,621
Compensatory effect of stock options	586	361	—
(Gain) loss on sale of property, plant and equipment, net	—	(32)	85
Deferred income taxes	(382)	618	(1,853)
(Increase) decrease in assets:			
Trade accounts receivable, net	6,111	6,429	(10,990)
Inventories, net	(5,337)	4,991	(19,373)
Refundable and accrued income taxes	1,681	(3,677)	1,436
Prepaid expenses and other	(63)	108	2,891
Other	(1,509)	(1,147)	(308)
Increase (decrease) in liabilities:			
Trade accounts payable	5,224	(1,700)	2,745
Accrued advertising and promotion	(1,907)	(2,829)	7,164
Accrued salaries, benefits, and payroll taxes	3,903	(4,650)	5,706
Accrued warranty and customer returns	150	(250)	1,950
Accrued other	388	2,257	(3,508)
Total adjustments	24,124	16,315	462
Net cash from operating activities	33,448	22,254	13,144
Cash flows from investing activities:			
Purchases of tooling, property, plant, and equipment, net	(10,244)	(17,776)	(16,474)
Proceeds from sale of property, plant and equipment	—	32	—
(Increase) decrease in computer software and tooling deposits	(3,598)	4,370	(2,407)
Net cash from investing activities	(13,842)	(13,374)	(18,881)
Cash flows from financing activities:			
(Payments) proceeds on bank debt, net	(14,400)	15,829	22,488
Payments on notes payable	—	(5,186)	(302)
Proceeds from exercise of stock options	545	149	414
Payments on capital lease obligations	(148)	(330)	(286)
Purchase of treasury shares	(2,886)	(20,065)	(15,150)
Net cash from financing activities	(16,889)	(9,603)	7,164
Net increase (decrease) in cash	2,717	(723)	1,427
Cash at beginning of year	704	1,427	—
Cash at end of year	$ 3,421	$ 704	$ 1,427
Supplemental disclosure of cash flow information:			
Cash payments for:			
Interest	$ 2,611	$ 3,818	$ 1,594
Income taxes, net of refunds	$ 3,759	$ 4,574	$ 8,021

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts)

1. **Accounting Policies:**

Description of Business — Royal Appliance Mfg. Co. ("Royal" or the "Company"), an Ohio corporation with its corporate offices in the Cleveland, Ohio metropolitan area, develops, assembles or sources and markets a full line of cleaning products for home and some for commercial use, primarily in North America under the Dirt Devil and Royal brand names. In 1984, the Company introduced the first in a line of Dirt Devil floorcare products, which the Company believes has become one of the largest selling lines of vacuum cleaners in the United States. The Company has used the Dirt Devil brand name recognition to gain acceptance for other Dirt Devil floorcare products. The Company continues to market certain metal vacuum cleaners for home and commercial use under the Royal brand name.

During 2001, the Company's subsidiary, Privacy Technologies, Inc. ("Privacy Technologies") introduced the TeleZapper — a telephone attachment that helps block unwanted telemarketing calls and removes consumers' phone numbers from the telemarketers' computerized dialing lists.

The Company also created Product Launch Partners, Inc. Product Launch Partners, Inc. was established as a vehicle for inventors and start-up consumer product companies to joint venture with the Company on new product launch opportunities.

The following is a summary of significant policies followed in the preparation of the accompanying Consolidated Financial Statements.

Basis of Presentation — The Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries after elimination of all intercompany accounts and transactions. The companies are hereinafter referred to as "Royal" or the "Company".

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. Significant estimates include the allowance for doubtful accounts, the reserve for returns and allowances, and depreciation and amortization, among others.

Certain prior year amounts have been reclassified to conform to the 2001 presentation.

Net income per common share is computed based on the weighted average number of common shares outstanding for basic earnings per share and on the weighted average number of common shares and common share equivalents outstanding for diluted earnings per share.

The Company's revenue recognition policy is to recognize revenues when products are shipped. The Company's return policy is to replace, repair or issue credit for product under warranty. Returns received during the current period are expensed as received and a provision is provided for future returns based on current shipments. All sales are final upon shipment of goods to the customers. The Company's revenue recognition policy is in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements."

International operations, primarily Canadian, are conducted in their local currency. Assets and liabilities denominated in foreign currencies are translated at current exchange rates, and income and expenses are translated using weighted average exchange rates. The net effect of currency gains and losses realized on these business transactions is included in the determination of net income.

The Company has used forward exchange contracts to reduce fluctuations in foreign currency cash flows related to receivables denominated in foreign currencies. The terms of the currency instruments are consistent with the timing of the transactions being hedged. The purpose of the Company's foreign currency management activity is to protect the Company from the risk that the eventual cash flows from the foreign currency denominated transactions may be adversely affected by changes in exchange rates. Gains and losses on forward exchange contracts are deferred and recognized in income when the related transactions being hedged are recognized. Such gains and losses are generally reported on the same financial line as the hedged transaction. The Company does not use derivative financial instruments for trading or speculative purposes. Outstanding as of December 31, 2001 and 2000 were $0 and $2,670, respectively, in contracts to purchase foreign currency forward. There is no significant unrealized gain or loss on these contracts. All contracts have terms of four months or less.

Advertising and Promotion — Cost incurred for producing and communicating advertising are expensed during the period aired, including costs incurred under the Company's cooperative advertising program. Advertising and promotion costs were $44,486, $47,154 and $46,546 for the years ended December 31, 2001, 2000 and 1999, respectively.

Inventories — Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method.

Inventories at December 31, consisted of the following:

	2001	2000
Finished goods	$43,277	$37,832
Work in process and component parts	7,530	7,638
	$50,807	$45,470

Property, Plant and Equipment — The Company capitalizes, as additions to property, plant and equipment, expenditures at cost for molds, tooling, land, buildings, equipment, furniture, computer software, and leasehold improvements. Expenditures for maintenance and repairs are charged to operating expense as incurred. The asset and related accumulated depreciation or amortization accounts are adjusted to reflect retirements and disposals and the resulting gain or loss is included in the determination of net income.

Internal and external costs incurred to develop internal use computer software during the application development stage are capitalized and amortized on the straight line method over the estimated useful life of software. Capitalized costs include payroll costs and related benefits, costs of related hardware and consulting fees. During 2001 and 2000, $185 and $94, respectively of such internal costs were capitalized.

Plant and equipment are depreciated over the estimated useful lives of the respective classes of assets. Leasehold improvements and assets held under capital leases are amortized over the shorter of useful lives or their respective lease terms. Accumulated amortization on assets under capital leases totaled $1,555 and $1,407 at December 31, 2001 and 2000, respectively.

Depreciation for financial reporting purposes is computed on the straight-line method using the following depreciable lives:

Buildings	40 years
Building under capital lease	20 years
Molds, tooling, and equipment	3 – 5 years
Furniture, office and computer equipment, and software	2 – 5 years
Vehicles	3 years
Internal use software	2 – 5 years

Accelerated methods as permitted by the applicable tax law are used for tax reporting purpose.

The Company reviews for impairment whenever events or changes in circumstances indicate that the carrying amount of property, plant and equipment may not be recoverable under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long Lived Assets to be Disposed Of. If it is determined that an impairment loss has occurred based on expected future cash flows, the loss is recognized on the Consolidated Statement of Operations.

Fair Value of Financial Instruments — Financial instruments consist of a revolving credit agreement that is carried at an amount which approximates fair value.

New Accounting Pronouncements — The Company implemented Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, in the first quarter of 2001. The implementation of SFAS No. 133 did not have a material impact on its consolidated financial position, results of operations, or cash flows.

The Company is required to implement the following new accounting pronouncements during the first quarter of 2002:

SFAS No. 141, *"Business Combinations"* — This statement requires that all business combinations be accounted for under a single method, the purchase method. Use of the pooling-of-interests method is no longer permitted.

SFAS No. 142, *"Goodwill and Other Intangible Assets"* — This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets, and in summary, discontinues the amortization of goodwill and other intangibles with indefinite lives.

SFAS No. 143, *"Accounting for Asset Retirement Obligations"* — This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.

SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"* — This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets.

The Company expects that the implementation of the above standards will not have a material impact on its consolidated financial position, results of operations or cash flows.

2. Changes in Depreciable Lives and Charges for Tooling Obsolescence:

During 2001 and 2000, the Company shortened the useful lives of tooling for certain product families due to declining sales volumes, reduced product life cycles and the launch of replacement products. As a result of the reduced useful lives for certain product families, including certain Royal metal products during 2001 and the Dirt Devil Corded Mop Vac, Dirt Devil Stick Vac and Dirt Devil Broom Vac during 2000, the Company recorded accelerated depreciation expense of $191 and $1,788 during 2001 and 2000, respectively.

Also during 2000, the Company relocated its corporate headquarters. As a result of the move, the remaining net book value of leasehold improvements associated with the former corporate headquarters was amortized on an accelerated basis from the date the decision was made to move through the actual date of the move. Due to this event, accelerated depreciation expense of approximately $1,200 was recorded in 2000.

During the fourth quarter of 1999, the wholesale price for the cordless Dirt Devil Mop Vac® (Mop Vac) decreased significantly. This reduction in wholesale price triggered an impairment review for cordless Mop Vac tooling. Previous to the fourth quarter reduction in wholesale prices, the cordless Mop Vac had net future cash flows in excess of the remaining net book value of the tooling. However, earlier that year, the Company shortened the depreciable lives of such tooling due to the decision to discontinue the product line at the end of 1999. Subsequent to the price reduction, the product was no longer profitable and therefore discontinued. As a result of the impairment review, the Company determined that net future cash flows for the product were negative, therefore, an impairment charge of $992 was recorded during the fourth quarter of 1999.

During 1999, the Dirt Devil Ultra MVP® lost its shelf placement in retail stores, however, the unit was slotted for special promotions at several retailers. When the unit lost its shelf placement at retail, an impairment review was performed resulting in no impairment charge as the estimated net future cash flows exceeded the net book value of the tooling. During the 1999 Holiday season, the Dirt Devil Ultra MVP had some limited special promotion distribution. However, retail subsequently lowered the retail price point below the wholesale price. With the reduction of price, the Company would no longer be able to produce the unit at a profit, thus triggering an impairment review. As a result of the review, an impairment charge of $1,629 was recorded at the end of the fourth quarter and accelerated depreciation of $436 was also taken during the fourth quarter of 1999.

Prior to the fourth quarter of 1999, due to sales commitments and component part usage requirements, the assets were considered as "held for use" in accordance with SFAS No. 121. However, due to specific trigger events which occurred during the fourth quarter, the remaining value of the assets were determined to be impaired and the assets were written down to zero and removed from service during the fourth quarter of 1999.

3. Debt:

At December 31, 2001, the Company had a reducing collateralized revolving credit facility with availability of up to $72,000 and a maturity date of March 7, 2003. Under the agreement, pricing options of the bank's base lending rate and LIBOR rate are based on a formula, as defined. In addition, the Company pays a commitment fee based on a formula, as defined, on the unused portion of the facility. The revolving credit facility contains covenants which require, among other things, the achievement of minimum net worth levels and the maintenance of certain financial ratios. The Company was in compliance with all applicable covenants as of December 31, 2001. The revolving credit facility is collateralized by the assets of the Company and prohibits the payment of cash dividends. As long as the Company remains in compliance with all covenants, the revolving credit facility permits additional share repurchases up to $40,000, of which $22,952 was utilized through December 31, 2001. The Company's effective interest rate was 7.34% and 9.28% for 2001 and 2000, respectively.

The Company also utilizes a revolving trade accounts receivable securitization program to sell without recourse, through a wholly-owned subsidiary, certain trade accounts receivable. Under the program, the maximum amount allowed to be sold at any given time through December 31, 2001, was $35,000. At December 31, 2001 and 2000, the Company had received approximately $24,700 and $19,200, respectively, from the sale of trade accounts receivable that has not yet been collected. The proceeds from the sales were used to reduce borrowings under the Company's revolving credit facility. Costs of the program, which primarily consist of the purchaser's financing cost of issuing commercial paper backed by the receivables, totaled $993, $1,559, and $1,281 in 2001, 2000 and 1999, respectively, and have been classified as Receivable securitization and other (income) expense, net in the accompanying Consolidated Statements of Operations. The Company's effective borrowing rate under this program was 5.42%, 7.56%, and 6.51% for 2001, 2000, and 1999, respectively. The Company, as agent for the purchaser of the receivables, retains collection and administrative responsibilities for the purchased receivables. Additionally, the program contains covenants which the Company was in compliance with as of December 31, 2001.

4. Leases:

Royal leases various facilities, equipment, computers, software and vehicles under capital and operating lease agreements. Operating lease payments totaled $2,905, $1,912, and $796 for the years ended December 31, 2001, 2000, and 1999, respectively.

Minimum commitments under all capital and operating leases at December 31, 2001 are as follows:

Year	Capital	Operating
2002	$ 235	$ 3,419
2003	315	3,057
2004	317	2,760
2005	314	2,117
2006	318	1,849
Thereafter	1,562	13,438
Total minimum lease payments	3,061	$26,640
Less amount representing interest	936	
Total present value of capital obligation	2,125	
Less current portion	147	
Long-term obligation under capital leases	$1,978	

5. Commitments and Contingencies:

At December 31, 2001, the Company estimates having contractual commitments for future advertising and promotional expense of approximately $3,000, including commitments for television advertising through December 31, 2002. Other contractual commitments for items in the normal course of business total approximately $4,300.

The Company is self-insured with respect to workers' compensation benefits in Ohio and carries excess workers' compensation insurance covering aggregate claims exceeding $350 per occurrence.

The Hoover Company (Hoover) filed a lawsuit in federal court, in the Northern District of Ohio (case #1:00cv 0347), against the Company on February 4, 2000, under the patent, trademark, and unfair competition laws of the United States. The Complaint asserts that the Company's Dirt Devil Easy Steamer infringes certain patents held by Hoover. Hoover seeks damages, injunction of future production, and legal fees. The Company is vigorously defending the suit and believes that it is without merit. If Hoover were to prevail on all of its claims, it could have a material adverse effect on the consolidated financial position, results of operations, or cash flows of the Company.

The Company filed a lawsuit in federal court, in the Northern District of Ohio (case #1:01cv 2775), against The Hoover Company (Hoover) on December 10, 2001, under the patent, trademark, and unfair competition laws of the United States. The Complaint asserts that Hoover infringes certain patents relating to bagless technology held by the Company. The Company seeks damages, injunction on future production, and legal fees.

The Company filed a lawsuit in federal court, in the Northern District of Ohio (case #1:02cv 0338), against Bissell Homecare, Inc. (Bissell) in 2002, under the patent, trademark, and unfair competition laws of the United States. The Complaint asserts that Bissell infringes certain patents relating to bagless technology held by the Company. The Company seeks damages, injunction on future production, and legal fees.

Bissell Homecare, Inc. (Bissell) filed a lawsuit in federal court, in the Western District of Michigan (case 1:02cv 0142), against the Company in 2002, under the patent, trademark, and unfair competition laws of the United States. The complaint asserts that the Company's Dirt Devil Easy Steamer and Platinum Force Extractor infringes certain patents held by Bissell. Bissell seeks damages, injunction of future production, and legal fees. The Company is vigorously defending the suit and believes that it is without merit. If Bissell were to prevail on all of its claims, it could have a material adverse effect on the consolidated financial position, results of operations, or cash flows of the Company.

The Company is involved in various claims and litigation arising in the normal course of business. In the opinion of management, the ultimate resolution of these actions will not materially affect the consolidated financial position, results of operations, or cash flows of the Company.

6. **Income Taxes:**

The income tax expense consisted of the following:

	2001	2000	1999
Current:			
Federal	$4,888	$ 782	$ 8,683
State and local	552	125	780
Deferred	(382)	618	(1,853)
Total	$5,058	$1,525	$ 7,610

Deferred income taxes reflect the impact, for financial statement reporting purposes, of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. At December 31, 2001 and 2000, the components of the net deferred tax asset were as follows:

	2001	2000
Deferred tax assets:		
Warranty and customer returns	$ 3,881	$ 4,017
Bad debt reserve	1,170	507
Inventory basis difference	636	833
Accrued vacation, compensation and benefits	866	422
State and local taxes	127	166
Accrued advertising	98	164
Self insurance reserves	90	59
Deferred compensation plan	164	154
State and local taxes	—	309
Other	—	7
Deferred tax liabilities:		
Accounts receivable mark to market	—	(658)
Basis difference in fixed and intangible assets	(4,566)	(4,409)
State and local taxes	(240)	—
Other	(1,688)	(1,415)
Net deferred tax asset	$ 538	$ 156

The differences between income taxes at the statutory federal income tax rate of 34% and those reported in the Consolidated Statements of Operations are as follows:

	Year Ended December 31,					
	2001	% of Pre-tax Income	2000	% of Pre-tax Income	1999	% of Pre-tax Income
Tax expense at statutory rate	$4,890	34.0%	$ 2,538	34.0%	$6,900	34.0%
Research & experimentation credit	(400)	(2.8)	(1,130)	(15.1)	—	—
State and local income taxes, net of federal benefit	360	2.5	81	1.1	507	2.5
Federal surtax on income over $10 million	42	0.3	—	—	196	1.0
Other, net	166	1.2	36	0.4	7	—
	$5,058	35.2%	$ 1,525	20.4%	$7,610	37.5%

During 2000, the Company performed a detailed study of Research and Experimentation ("R&E") expenses over the preceding three-year period. As a result of this study, it was determined that additional expenditures qualify under the current guidance. Based on revised calculations, the Company was entitled to R & E credits of $462, $166 and $302 for the years ended 1999, 1998 and 1997, respectively. These Federal Income Tax refunds were received in 2001. For the years ended December 31, 2001 and 2000, the R & E credit amounted to $400 and $200, respectively.

7. Major Customers:

Royal's three largest customers represented approximately 31.1%, 14.3%, and 14.1% of total net sales in 2001. The Company's three largest customers represented approximately 32.6%, 13.5% and 13.1% in 2000 and 36.9%, 13.6% and 12.1% of total net sales in 1999. Additionally, a significant concentration of Royal's business activity is with major domestic mass market retailers whose ability to meet their financial obligations with Royal is dependent on economic conditions germane to the retail industry. During recent years, several major retailers have experienced significant financial difficulties and some, including Kmart, have filed for protection from creditors under applicable bankruptcy laws. As of December 31, 2001, the net exposure related to Kmart as well as other customers balances for which management believes collection is doubtful was included in the calculation of allowance for doubtful accounts. The Company sells its products to certain customers that are in bankruptcy proceedings.

The Company provides credit, in the normal course of business, to the retail industry which includes mass market retailers, warehouse clubs, and independent dealers. The Company performs ongoing credit evaluations of its customers and establishes appropriate allowances for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

8. Stock Based Plans:

Under the terms of the Company's stock option plans for employees, outside directors and consultants, all outstanding options have been granted at prices at least equal to the then current market value on the date of grant. Certain stock options granted become exercisable in cumulative 20% installments, commencing one year from date of grant with full vesting occurring on the fifth anniversary date, and expire in ten years, subject to earlier termination in certain events related to termination of employment. Other stock options granted vest at the end of five years ("5 year cliff vesting") and expire in six to ten years, subject to earlier termination in certain events related to termination of employment. Vesting may be accelerated in certain events relating to change of the Company's ownership.

The following summarizes the changes in the number of Common Shares under option:

	2001	2000	1999
Options outstanding at beginning of the year	2,673	2,764	2,244
Options granted during the year	204	90	673
Options exercised during the year	(321)	(45)	(116)
Options canceled during the year	(185)	(136)	(37)
Options outstanding at end of the year	2,371	2,673	2,764
Options exercisable at end of the year	1,651	865	669
Option price range per share	$2.50 to $10.25	$2.50 to $10.25	$2.50 to $10.25

The 1,651 exercisable options at December 31, 2001 are exercisable at an average exercise price of $6.14. The Company's current option plans, which provide for a total of 3,060 options, have 59 options remaining for future grants at December 31, 2001.

The Company adopted the disclosure only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" in fiscal 1996. As permitted by SFAS No. 123, the Company continues to measure compensation cost in accordance with Accounting Principles Board ("APB") Opinion No. 25 and related interpretations in accounting for its plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under these plans consistent with the method of SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	Year Ended December 31,		
	2001	2000	1999
Net income (in thousands)			
As reported	$9,324	$5,939	$12,682
Pro forma	$9,091	$5,623	$12,314
Basic earnings per share			
As reported	$ .68	$ .39	$ .70
Pro forma	$ .66	$ .37	$ .68
Diluted earnings per share			
As reported	$ .65	$ .38	$ .69
Pro forma	$ .64	$ .36	$ .67

The effect on net income and earnings per share is not expected to be indicative of the effects on net income and earnings per share in future years. Since the SFAS No. 123 method of accounting has not been applied to options granted prior to 1995, the resulting pro forma compensation costs may not be representative of those to be expected in future years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended December 31,		
	2001	2000	1999
Expected volatility	35.7%	36.6%	39.0%
Risk-free interest rate	4.85%	5.12%	6.70%
Expected life of options in years	7 years	7 years	7 years
Expected dividend yield	0%	0%	0%

During fiscal years 2001, 2000 and 1999 the weighted average grant-date fair value of options granted was $2.17, $2.39 and $1.44 per share, respectively.

The Company has also established compensation plans under which stock rights have been granted to certain key employees to receive Company stock upon exercise. These rights become 60% vested on the third anniversary from date of grant and an additional 20% vested for each subsequent year, subject to earlier termination in certain events related to termination of employment. Vesting may be accelerated in certain events relating to change of the Company's ownership. During 2001 and 2000, the Company awarded 116 and 330 stock rights under the plans, respectively, with a weighted average fair value at the date of grant of $4.25 and $4.89 per share for the years ended December 31, 2001 and 2000, respectively. The Company amortizes unearned compensation to expense over the five-year vesting period. Compensation expense related to these awards was $586 and $361 for 2001 and 2000, respectively. At December 31, 2001, 4 total stock rights were reserved for future issuance.

9. Shareholder Rights Plan:

The Company has a Shareholder Rights Plan which provides that under certain circumstances each Right will entitle the shareholder to purchase one one-hundredth of a share of Series A Participating Preferred Stock at an exercise price of $40. Upon the occurrence of certain other events, including if a "Person" becomes the beneficial owner of more than 20% of the outstanding Common Shares or an "Adverse Person" becomes the beneficial owner of 10% of the outstanding Common Shares, the holder of a Right will have the right to receive, upon exercise, Common Shares of the Company, or Common Stock of the acquirer, having a value equal to two times the exercise price of the Right. The Shareholder Rights Plan is designed to deter abusive market manipulation or unfair takeover tactics and to prevent an acquirer from gaining control of the Company without offering a fair price to all shareholders. The Rights expire on November 2, 2003, unless redeemed prior to that date. The Rights can be redeemed at a price of $.01 per Right.

10. Benefit Plans:

The Company sponsors a 401(k) defined contribution plan which covers substantially all of its employees who have satisfied the plan's eligibility requirements. Participants may contribute to the plan by voluntarily reducing their salary up to a maximum of 15% of qualified compensation subject to annual I.R.S. limits. All contributions vest immediately. For each of the last three years, the matching contribution was 100%, up to the first 3% of qualified compensation, and 50% of the next 2% of such compensation. The Company has also made discretionary contributions to the plan. The Company's provisions for matching and discretionary contributions totaled approximately $965, $1,017, and $906 for the years ended December 31, 2001, 2000 and 1999, respectively. Voluntary after-tax contributions and certain rollover contributions are also permitted.

The Company also sponsors a non-qualified deferred compensation plan which permits key employees to annually elect (via individual contracts) to defer a portion of their compensation on a pre-tax basis until retirement. The retirement benefit to be provided is based on the amount of compensation deferred, Company match and investment earnings. All contributions vest immediately. Although the Plan is designed to be unfunded, the Company has funded the deferred compensation liability with investments in marketable securities, primarily stock mutual funds, which are classified as current assets. The Company's provisions for matching and discretionary contributions totaled approximately $72, $77, and $25 for the years ended December 31, 2001, 2000 and 1999, respectively. The deferred compensation liability which equals the related assets recorded by the Company was $419 and $395 as of December 31, 2001 and 2000, respectively.

The Company does not offer any other post-retirement benefits, accordingly, it is not subject to the provisions of SFAS No. 106, "Employers' Accounting for Post Retirement Benefits Other Than Pensions."

11. Share Repurchase Program:

In February 2000, the Company's Board of Directors authorized a common share repurchase program that enabled the Company to purchase, in the open market and through negotiated transactions, up to an additional 4,250 of its outstanding common shares. The Company completed the program repurchasing 3,289 shares for an aggregate purchase price of $20,065 in February 2001. In April 2001, the Company's Board of Directors authorized another common share repurchase program that enables the Company to purchase, in the open market and through negotiated transactions, up to an additional 3,400 of its outstanding common shares. As of March 11, 2002, the Company has repurchased approximately 1,052 for an aggregate purchase price of $5,250 under the program that expires in December 2002.

12. Earnings Per Share:

Basic earnings per share excludes dilution and is computed by dividing income by the weighted average number of common shares outstanding for the period. Diluted earnings per share includes the dilution of common stock equivalents.

	2001	2000	1999
Net income	$ 9,324	$ 5,939	$12,682
BASIC:			
Common shares outstanding, net of treasury shares, beginning of year	13,729	16,973	19,622
Weighted average common shares issued during year	170	23	68
Weighted average treasury shares repurchased during year	(168)	(1,913)	(1,535)
Weighted average common shares outstanding, net of treasury shares, end of year	13,731	15,083	18,155
Net income per common share	$ .68	$ .39	$ .70
DILUTED:			
Common shares outstanding, net of treasury shares, beginning of year	13,729	16,973	19,622
Weighted average common shares issued during year	170	23	68
Weighted average common share equivalents	566	491	216
Weighted average treasury shares repurchased during year	(168)	(1,913)	(1,535)
Weighted average common shares outstanding, net of treasury shares, end of year	14,297	15,574	18,371
Net income per common share	$ .65	$ .38	$ .69

13. Business Segment Information:

The Company has two reportable segments: Consumer Products — Floorcare and Consumer Products — Other. The operations of the Consumer Products — Floorcare segment includes the design, assembly or sourcing, marketing and distribution of a full line of plastic and metal vacuum cleaners. The primary brand names associated with this segment include Dirt Devil and Royal. These products are sold primarily to major mass merchant retailers and independent dealers in North America. The operations of the Consumer Products — Other segment represents business conducted by Privacy Technologies, Inc. and Product Launch Partners, Inc., both of which are wholly owned subsidiaries of the Company. Currently, the primary product line within this segment is the TeleZapper, a telephone attachment that helps block unwanted telemarketing calls and removes consumers' phone numbers from telemarketers' computerized dialing lists. These products are sold primarily to major mass merchant retailers and national electronic chains in North America.

The Company's reportable segments are distinguished by the nature of products sold. The Company evaluates performance and allocates resources to reportable segments primarily based on net sales and operating income. The accounting policies of the reportable segments are the same as those described in Note 1. The Company records its federal and state tax assets and liabilities at corporate. There are no intersegment sales.

Financial information for the Company's reportable segments consisted of the following:

	Year ended December 31,		
	2001	2000	1999
Net Sales			
Consumer Products — Floorcare	$406,502	$408,223	$407,984
Consumer Products — Other	21,923	—	—
Consolidated Total	$428,425	$408,223	$407,984
Income from Operations			
Consumer Products — Floorcare	$ 15,882	$ 12,680	$ 23,062
Consumer Products — Other	2,096	—	—
Consolidated Total	$ 17,978	$ 12,680	$ 23,062
Capital Expenditures			
Consumer Products — Floorcare	$ 6,011	$ 7,298	$ 16,827
Consumer Products — Other	74	—	—
Total for Reportable Segments	6,085	7,298	16,827
Corporate	7,757	6,076	2,054
Consolidated Total	$ 13,842	$ 13,374	$ 18,881
Depreciation and Amortization			
Consumer Products — Floorcare	$ 12,079	$ 13,046	$ 11,012
Consumer Products — Other	208	—	—
Total for Reportable Segments	12,287	13,046	11,012
Corporate	2,992	2,790	884
Consolidated Total	$ 15,279	$ 15,836	$ 11,896
Total Assets			
Consumer Products — Floorcare	$114,376	$124,638	$139,763
Consumer Products — Other	6,773	—	—
Total for Reportable Segments	121,149	124,638	139,763
Corporate	19,295	13,914	12,129
Consolidated Total	$140,444	$138,552	$151,892

Financial information related to the Company's operations by geographic location consisted of the following:

	2001	2000	1999
Revenues, net:			
United States	$408,289	$389,867	$390,121
All other Countries	20,136	18,356	17,863
	$428,425	$408,223	$407,984
Long lived assets, net:			
United States	$ 32,527	$ 38,109	$ 34,676
All other Countries	5,047	3,699	4,219
	$ 37,574	$ 41,808	$ 38,895

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosures*

None

PART III

Item 10. *Directors and Executive Officers of the Registrant*

Information required by this Item with respect to Executive Officers of the Company is set forth in Part I of this Annual Report on Form 10-K. Information required by this Item with respect to members of the Board of Directors of the Company contained under the headings "Nominees for Terms Expiring in 2004" and "Directors whose Terms Expire in 2003" in the Company's Proxy Statement, dated March 27, 2002, is incorporated herein by reference.

Information required by this Item with respect to compliance with Section 16 of the Exchange Act contained under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement, dated March 27, 2002, is incorporated herein by reference.

Item 11. *Executive Compensation*

The information required by this Item relating to executive compensation contained under the headings "Compensation of Directors", "Executive Officers' Compensation", "Options/SAR Grants in 2001", "Aggregated Option/SAR Exercises in 2001 and Year-End Option/SAR Values", and "Change-in-Control and Other Employment Arrangements" in the Company's Proxy Statement, dated March 27, 2002, is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management*

The information required by this Item contained under the headings "Security Ownership of Certain Beneficial Owners" and "Security Ownership of Management", in the Company's Proxy Statement, dated March 27, 2002, is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions*

None

PART IV

Item 14. ***Exhibits, Financial Statement Schedules, and Reports on Form 8-K***

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 15th day of March, 2002.

ROYAL APPLIANCE MFG. CO.
Registrant

By /s/ MICHAEL J. MERRIMAN

Michael J. Merriman
Chief Executive Officer and President

Date March 15, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated, as of the 15th day of March 2002.

Signature	Title
/s/ MICHAEL J. MERRIMAN Michael J. Merriman	Chief Executive Officer, President and Director (Principal Executive Officer)
/s/ RICHARD G. VASEK Richard G. Vasek	Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)
/s/ R. LOUIS SCHNEEBERGER* R. Louis Schneeberger	Chairman of the Board
/s/ JACK KAHL JR.* Jack Kahl Jr.	Director
/s/ E. PATRICK NALLEY* E. Patrick Nalley	Director
/s/ J.B. RICHEY* J.B. Richey	Director
/s/ JOHN P. ROCHON* John P. Rochon	Director

* The undersigned, by signing his name hereto, does hereby sign this Form 10-K on behalf of Royal Appliance Mfg. Co., and the above named directors and officers of Royal Appliance Mfg. Co., pursuant to a Power of Attorney executed on behalf of Royal Appliance Mfg. Co. and each of such directors and officers and which has been filed with the Securities and Exchange Commission.

/s/ MICHAEL J. MERRIMAN

Michael J. Merriman, Chief Executive Officer, President and Director, and Attorney-in-Fact

Shareholder Information

BOARD OF DIRECTORS

R. Louis Schneeberger, 47 (2), (3)
Chairman, Royal Appliance Mfg. Co.
Chief Financial Officer, Cardinal Commerce Corporation

Michael J. Merriman, 45
President & Chief Executive Officer,
Royal Appliance Mfg. Co.

Jack Kahl, Jr., 61 (2), (3)
Chief Executive Officer, Jack Kahl & Associates, L.L.C.

E. Patrick Nalley, 82 (1), (2), (3)
Executive Vice President, Sales, (retired)
Invacare Corporation

Joseph B. Richey II, 64 (1), (3)
President, Invacare Technologies and
Senior Vice President, Total Quality Management,
Invacare Corporation

John P. Rochon, 50 (1), (3)
Chairman, Richmont Corporation

(1) Member of the Compensation Committee
(2) Member of the Audit Committee
(3) Member of the Corporate Governance Committee

EXECUTIVE OFFICERS

Michael J. Merriman, 45
President & Chief Executive Officer

Richard G. Farone, 38
Executive Vice President
Sales, Marketing & Engineering

Richard G. Vasek, 37
Vice President, Finance & Chief Financial Officer

David M. Brickner, 35
Vice President, Operations

2002 ANNUAL SHAREHOLDER MEETING

Thursday, April 25, 2002 at 3 p.m.
The Forum Conference Center
1375 East Ninth Street
Cleveland, Ohio 44114

REGISTRAR AND TRANSFER AGENT

National City Bank
National City Center
P.O. Box 5756
Cleveland, Ohio 44101-0756

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
Cleveland, Ohio

LEGAL COUNSEL

Kahn, Kleinman, Yanowitz & Arnson Co., L.P.A.
Cleveland, Ohio

STOCK WATCH

The Company's Common Shares are traded on the New York Stock Exchange (NYSE) under the symbol RAM. The usual stock table abbreviation is RoylAppl.

On March 11, 2002, there were approximately 900 shareholders of record of the Company's Common Shares.

AVAILABILITY OF ADDITIONAL INFORMATION

This publication is a summary annual report and includes our Form 10-K. A copy of the Company's quarterly reports will be furnished without charge upon request to any shareholder whose shares are held by a broker.
Please send requests to:

Shareholder Relations
Royal Appliance Mfg. Co.
7005 Cochran Road
Glenwillow, Ohio 44139-4303

For further information on the Company, products and markets, call (440) 996-2000.

Web site addresses: www.dirtdevil.com
www.privacytechnologies.com
www.productlaunchpartners.com
www.telezapper.com
www.royalvacuums.com

Simplifying Lives. Improving Lifestyles.

ROYAL APPLIANCE MFG. CO.

Dirt Devil®

Privacy TECHNOLOGIES

Royal Appliance Mfg. Co.
7005 Cochran Road
Glenwillow, Ohio 44139